

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Ronald Erickson
Chief Executive Officer
KNOW LABS, INC.
500 Union Street, Suite 810
Seattle, Washington 98101

      Re: KNOW LABS, INC.
          Registration Statement on Form S-1
          Filed March 28, 2024
          File No. 333-278326

Dear Ronald Erickson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at 202-551-4511 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Joshua Little